EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND
THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the listing document of the Company dated 31 December 2013 (the “Listing Document”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document.

As disclosed in the Listing Document, the Group currently possesses seven coal mines in Guizhou province, the PRC, namely Baiping Coal Mine, Liujiaba Coal Mine (also called Xinsong Coal), Zhulinzhai Coal Mine (also called Linjiaao Coal), Gouchang Coal Mine, Yongsheng Coal Mine, Dayuan Coal Mine and Dayun Coal Mine, of which Liujiaba Coal Mine and Zhulinzhai Coal Mine are located in Liuzhi Special District, Zhina Coal District, Guizhou province, the PRC and Dayuan Coal Mine is located in Nayong county, Zhina Coal District, Guizhou province, the PRC.

Suspension of productions in relation to Liujiaba Coal Mine and Zhulinzhai Coal Mine

The Board recently noted that two coal mine accidents had occurred in Liuzhi Special District, Guizhou province, the PRC in May and June 2014. None of the Group’s coal mines was involved in these accidents. However, the Group recently received a notice issued by 六枝特區安全生產監督管理局 (Liuzhi Special District Administration Bureau of Work Safety*) to all coal mining enterprises in Liuzhi Special District requesting that, among other things, the production of all coal mines in Liuzhi Special District (including Liujiaba Coal Mine and Zhulinzhai Coal Mine) be temporarily suspended immediately to facilitate the inspection and assessment to be conducted by the relevant coal mine regulatory authorities so as to ensure the relevant mining operations are in compliance with the requisite safety standards and other conditions imposed by the relevant coal mine regulatory authorities. Accordingly, in accordance with such notice, the productions of Liujiaba Coal Mine and Zhulinzhai Coal Mine have been suspended.

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Based on the latest internal record of the Group up to 31 May 2014, the production volume (including pilot run production) and sales volume of Liujiaba Coal Mine and Zhulinzhai Coal Mine together accounted for approximately 29.4% and 29.0% of the Group’s total production volume (including pilot run production) and sales volume, respectively.

Suspension of production in relation to Dayuan Coal Mine

In view of the recent coal mine accidents in Guizhou province mentioned above, the Guizhou coal mine regulatory authorities have strengthened their monitoring role by conducting on-site inspection and assessment of the coal mines to ensure their mining operations are in compliance with the requisite safety standards and other conditions. On 25 June 2014, 納雍縣安全生產監督管理局 (Nayong County Administration Bureau of Work Safety*) conducted an on-site inspection and assessment on the mining operations of Dayuan Coal Mine and issued a notice to the Group after such on-site inspection and assessment requesting that, among other things, the production of Dayuan Coal Mine be suspended immediately for a period of not less than 30 days to carry out rectification or improvement of certain safety deficiencies so as to ensure its mining operations are in compliance with the requisite safety standards and other conditions. The Group shall formulate a proposal for the implementation of such rectification or improvement and upon completion of such rectification or improvement, Dayuan Coal Mine may resume its mining operations provided that such rectification or improvement passes the verification and acceptance procedures conducted by 納雍縣安全生產監督管理局 (Nayong County Administration Bureau of Work Safety*). Accordingly, in accordance with such notice, the production of Dayuan Coal Mine has been suspended pending such rectification or improvement as shall be required.

Based on the latest internal record of the Group up to 31 May 2014, the production volume (including pilot run production) and sales volume of Dayuan Coal Mine accounted for approximately 6.3% and 6.4% of the Group’s total production volume (including pilot run production) and sales volume, respectively.

Accordingly, the production volume (including pilot run production) and sales volume of the three temporarily suspended coal mines, namely Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine, in aggregate accounted for approximately 35.7% and 35.4% of the Group’s total production volume (including pilot run production) and sales volume, respectively. Currently, the Directors have no information in relation to the date of resumption of the mining operations of Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine. The aforesaid temporary suspension of productions of Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine may materially and adversely affect our business, financial condition and results of operations depending on the duration of such suspension of productions.

Further announcement(s) will be made by the Company if and when the Group obtains the approvals for the resumption of the mining operations of Liujiaba Coal Mine, Zhulinzhai Coal Mine and Dayuan Coal Mine.

The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

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Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED
LI Feilie
Chairman

Hong Kong, 26 June 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non-executive directors of the Company are LO Kin Cheung, HUANG Zuye and GU Jianshe.

*   For identification purpose only

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